GROUP

RECEIVED

2008 APR 24 A 4:44

FICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08002125

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 21 April 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
APR 29 2008
THOMSON REUTERS

Heike Theißing

Kay Amelungse

Enclosures

21 April 2008 Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

Hypo Real Estate
GROUP

RECEIVED
2008 APR 24 A 4:44
FFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholding Disclosures

21.04.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

WKN: 802 770
ISIN: DE 000 802 770 7

- Translation -

On April 18, 2008 , UBS AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have fallen below the 3% limit of the Voting Rights on April 14, 2008 and now amount to 2.60% (this corresponds to 5218960 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.15% of the Voting Rights (this corresponds to 303009 Voting Rights) is to be attributed to the company.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

GROUP

RECEIVED

2008 APR 24 A 4:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 18 April 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

18 April 2008 Invitation to the Annual General Meeting on 27 May 2008

Hypo Real Estate
GROUP

Invitation to attend the Annual General Meeting

We hereby invite our shareholders to attend the
Annual General Meeting of Hypo Real Estate Holding AG,
which will be held on
Tuesday, 27 May 2008
in the ICM – International Congress Center Munich,
Am Messesee 6, 81829 Munich, Germany
The Annual General Meeting begins at 10.00 a.m.,
admission from 8.30 a.m.

Hypo Real Estate Holding AG, registered office Munich, Germany
Security code number (WKN): 802770
ISIN: DE 000 802 770 7

This is a courtesy translation of the invitation and agenda to the Annual General Meeting of Hypo Real Estate Holding AG. Only the German version of this document is legally binding. Every effort has been made to ensure the accuracy of this translation, which is provided to shareholders for information purposes only. No warranty is made as to the accuracy of this translation and Hypo Real Estate Holding AG assumes no liability with respect thereto.

Contents

I. Agenda of the Annual General Meeting

1. Presentation of the adopted financial statements of Hypo Real Estate Holding AG and of the approved consolidated financial statements for the period ending 31 December 2007, the management reports for Hypo Real Estate Holding AG and for the Group (including the explanatory report of the Management Board in accordance with section 120 (3) sentence 2 AktG with regard to the disclosures in accordance with sections 289 (4), 315 (4) HGB) as well as the report of the Supervisory Board for the financial year 2007

From the moment at which the notice of the Annual General Meeting is published, the above-mentioned documents are available for inspection by shareholders in the offices of

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich, Germany

and can also be ordered as a print copy (free-of-charge) or downloaded directly from the internet at www.hyporealestate.com/eng/agm.php.

2. Adoption of a resolution concerning the appropriation of cumulative profits

The Supervisory Board and the Management Board propose that the cumulative profits in 2007 of € 240,743,415.36 be appropriated as follows:

Payment of a dividend of € 0.50 per no-par share for the 201,108,262 no-par shares	100,554,131.00 €
Payment into capital surplus	140,000,000.00 €
Profits carried forward to new account	189,284.36 €
Total of cumulative profits	240,743,415.36 €

3. Adoption of a resolution concerning the approval of the actions of members of the Management Board for the financial year 2007

The Supervisory Board and the Management Board propose that the actions be approved.

4. Adoption of a resolution concerning the approval of the actions of members of the Supervisory Board for the financial year 2007

The Supervisory Board and the Management Board propose that the actions be approved.

5. Adoption of a resolution concerning changes to sections 7 (1) and (2) as well as 10 (1) of the Articles of Association for enlarging the size of the Supervisory Board, for the possibility of determining the period of office of the individual members of the Supervisory Board and for adjusting the quorum conditions of the Supervisory Board

The profile and the structure of the Company have changed as a result of the acquisition of the DEPFA Group. The Company intends to take account of this aspect by enlarging the size of the Supervisory Board. A further consequence is that the rules concerning the quorum conditions of the Supervisory Board have to be adjusted. At the same time, a more flexible regulation is to be determined regarding the period of office of the members of the Supervisory Board.

The Supervisory Board and the Management Board therefore propose the following:

- Section 7 (1) of the Articles of Association is revised as follows:
  "The Supervisory Board consists of twelve members."

  At present, the wording of section 7 (1) of the Articles of Association is as follows:
  "The Supervisory Board consists of six members."

- Section 7 (2) is extended to include the following third sentence:
  "The Annual General Meeting can determine shorter periods of office."

- Section 10 (1) sentence 1 of the Articles of Association is revised as follows:
  "The Supervisory Board is quorate if at least half of its members, one of which has to be the chairman or one of his deputies, takes part in the procedure for adopting resolutions".

  At present, the wording of section 10 (1) sentence 1 of the Articles of Association is as follows:
  "The Supervisory Board is quorate if at least four members, one of which has to be the chairman or one of his deputies, takes part in the procedure for adopting resolutions."

6. Election of six new members of the Supervisory Board

Each of the new members is to be elected individually.

In accordance with section 96 (1) last alternative AktG, the Supervisory Board consists only of shareholders' representatives. The Annual General Meeting is not bound by nominations.

The Supervisory Board proposes that the following persons be elected onto the Supervisory Board:

a) Francesco Ago, lawyer, partner, Chiomenti Studio Legale, Rome, Italy, resident in Rome, Italy;
b) Gerhard Bruckermann, member of the Board of Directors of DEPFA BANK plc, Dublin, Ireland, retired, resident in Zurich, Switzerland
c) Prof. Dr. Gerhard Casper, Professor of Law, Stanford University, USA, resident in Atherton, USA
d) Dr. Thomas M. Kolbeck, member of the Board of Directors of DEPFA Bank plc, Dublin, Ireland, retired, lawyer (individual lawyer), resident in Duesseldorf
e) Maurice O'Connell, Governor of the Central Bank of Ireland, retired, resident in Dublin, Ireland
f) Prof. Dr. Dr. h.c. mult. Hans Tietmeyer, President of the Deutsche Bundesbank, retired, resident in Koenigstein/Taunus.

The elections become effective when the changes to the Articles of Association proposed under agenda item 5 are entered in the commercial register. The elected offices will be held until the end of the Annual General Meeting which is responsible for adopting a resolution concerning approval of the actions of the supervisory members for the financial year 2008.

The disclosures concerning memberships of the proposed candidates in supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises are set out in section II "Additional disclosures and reports concerning the agenda" under item 1.

7. Adoption of a resolution concerning changes to section 16 (1) of the Articles of Association with regard to chairmanship of the Annual General Meeting

In accordance with section 16 (1) the Annual General Meeting is chaired by the chairman of the Supervisory Board or his deputy. It is possible to conceive of situations in which the chairman of the Supervisory Board and also his deputy are not able to chair the Annual General Meeting. In order to ensure that the Annual General Meeting can also be held properly even in these situations, the Supervisory Board is to be given the opportunity to elect a person from among its ranks or a third party to chair the meeting.

The Supervisory Board and the Management Board therefore propose:

Section 16 (1) is revised as follows:
"The general meeting is chaired by the chairman of the Supervisory Board, and in the case of his absence, his deputy who is designated for this purpose by the chairman of the Supervisory Board otherwise by another member of the Supervisory Board determined by the Supervisory Board or by a third party determined by the Supervisory Board."

At present, the wording of section 16 (1) of the Articles of Association is as follows:
"The general meeting is chaired by the chairman of the Supervisory Board, and in the case of his absence, by his deputy."

8. Adoption of a resolution concerning the creation of new Authorised Capital as well as corresponding changes to the Articles of Association (Authorised Capital I)

The Management Board and Supervisory Board have made full use of the authorisation, which was granted by the Annual General Meeting in 2004 under item 5 on the agenda, to increase the share capital by up to a total of € 201,108,261.00 by 3 June 2009.

The Supervisory Board and Management Board propose that the following resolution be adopted:

a) The Management Board is authorised, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions until 27 May 2010 by a total of up to € 180,000,000.00 by way of issuing up to 60,000,000 new no-par bearer shares in return for cash contributions. A subscription right has to be granted to the shareholders. The new shares can also be offered to one or more credit institutions on condition that they offer them to the shareholders for subscription (indirect subscription right).

The Management Board is authorised, in each case with the approval of the Supervisory Board, to exclude fractions from the subscription right of the shareholders and also to exclude the subscription right of the shareholders to the extent necessary to grant subscription rights for new shares to the holders of conversion or option rights of the Company which were in issue at the point at which the Authorised Capital was utilised and which were issued in connection with bonds in a volume to which they would be entitled after the conversion or option right had been exercised or after the conversion obligation had been satisfied.

The Management Board is authorised, with the approval of the Supervisory Board, to determine the further contents of the legal terms of the share issue. In the case of issues of new shares, a profit participation different from than set out in section 60 (2) sentence 3 AktG can be defined for these new shares.

b) Section 3 of the Articles of Association is amended to include the following new paragraph 3:

"The Management Board is authorised, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions until 27 May 2010 by a total of up to € 180,000,000.00 by way of issuing up to 60,000,000 new no-par bearer shares in return for cash contributions. A subscription right has to be granted to the shareholders. The new shares can also be offered to one or more credit institutions on condition that they offer them to the shareholders for subscription (indirect subscription right).

The Management Board is authorised, in each case with the approval of the Supervisory Board, to exclude fractions from the subscription right of the shareholders and also to exclude the subscription right of the shareholders to the extent necessary to grant subscription rights for new shares to the holders of conversion or option rights of the Company which were in issue at the point at which the Authorised Capital was utilised and which were issued in connection with bonds in a volume to which they would be entitled after the conversion or option right had been exercised or after the conversion obligation had been satisfied.

The Management Board is authorised, with the approval of the Supervisory Board, to determine the further contents of the legal terms of the share issue. In the case of issues of new shares, a profit participation different than set out in section 60 (2) sentence 3 AktG can be defined for these new shares."

9. Adoption of a resolution concerning the creation of new Authorised Capital with the possibility of excluding the subscription rights of shareholders in accordance with section 186 (3) sentence 4 AktG as well as corresponding changes to the Articles of Association (Authorised Capital II)

The Supervisory Board and Management Board propose that the following resolution be adopted:

a) The Management Board is authorised, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions until 27 May 2010 by a total of up to € 60,000,000.00 by way of issuing up to 20,000,000 new no-par bearer shares in return for cash contributions. A subscription right has to be granted to the shareholders. The new shares can also be offered to one or more credit institutions on condition that they offer them to the shareholders for subscription (indirect subscription right).

The Management Board is authorised, with the approval of the Supervisory Board, to exclude the subscription rights of shareholders if the offering price of the new shares is not significantly lower than the stock market price. However, this authorisation is applicable only on condition that the shares issued with the exclusion of subscription rights in accordance with section 186 (3) sentence 4 AktG (German Stock Corporation Act) together with shares and bonds with a conversion right, conversion obligation or option rights as well as comparable instruments which are issued or sold during the term of this authorisation with the exclusion of the subscription rights of the shareholders, with the direct or corresponding application of section 186 (3) sentence 4 AktG, in total do not exceed 10% of the Company's share capital.

In addition, the Management Board is authorised, in each case with the approval of the Supervisory Board, to exclude fractions from the subscription right of the shareholders and also to exclude the subscription right of the shareholders to the extent necessary to grant subscription rights for new shares to the holders of conversion or option rights of the Company which are in issue at the point at which the Authorised Capital is utilised and which were issued in connection with bonds in a volume to which they would be entitled after the conversion or option right had been exercised or after the conversion obligation had been satisfied.

The Management Board is authorised, with the approval of the Supervisory Board, to determine the further contents of the legal terms of the share issue. In the case of issues of new shares, a profit participation different than set out in section 60 (2) sentence 3 AktG can be defined for these new shares.

b) Section 3 of the Articles of Association is amended to include the following new paragraph 4:

"The Management Board is authorised, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions until 27 May 2010 by a total of up to € 60,000,000.00 by way of issuing up to 20,000,000 new no-par bearer shares in return for cash contributions. A subscription right has to be granted to the shareholders. The new shares can also be offered to one or more credit institutions on condition that they offer them to the shareholders for subscription (indirect subscription right).

The Management Board is authorised, with the approval of the Supervisory Board, to exclude the subscription rights of shareholders if the offering price of the new shares is not significantly lower than the stock market price. However, this authorisation is applicable only on condition that the shares issued with the exclusion of subscription rights in accordance with section 186 (3) sentence 4 AktG (German Stock Corporation

Act) together with shares and bonds with a conversion right, conversion obligation or option rights as well as comparable instruments which are issued or sold during the term of this authorisation with the exclusion of the subscription rights of the shareholders, with the direct or corresponding application of section 186 (3) sentence 4 AktG, in total do not exceed 10 % of the Company's share capital.

In addition, the Management Board is authorised with the approval of the Supervisory Board, to exclude fractions from the subscription right of the shareholders and also to exclude the subscription right of the shareholders to the extent necessary to grant subscription rights for new shares to the holders of conversion or option rights of the Company which are in issue at the point at which the Authorised Capital is utilised and which were issued in connection with bonds in a volume to which they would be entitled after the conversion or option right had been exercised or after the conversion obligation had been satisfied.

The Management Board is authorised, with the approval of the Supervisory Board, to determine the further contents of the legal terms of the share issue. In the case of issues of new shares, a profit participation different than set out in section 60 (2) sentence 3 AktG can be defined for these new shares."

10. Adoption of a resolution concerning the authorisation to acquire and use treasury shares in accordance with section 71 (1) no. 8 AktG with the possibility of excluding the subscription rights of shareholders

At the last Annual General Meeting, Hypo Real Estate Holding AG was authorised to acquire treasury shares subject to the conditions defined in the resolution. This right, which has so far not been utilised, is due to expire on 23 November 2008. Accordingly, the Company is again to be authorised, with the previous resolution being simultaneously cancelled, to acquire treasury shares via the stock exchange or by way of a public offer to buy shares.

The Supervisory Board and Management Board propose that the following resolution be adopted:

a) The Company is authorised to purchase treasury shares in a volume of up to 10 % of the share capital for purposes other than securities trading. The shares can be purchased (i) via the stock exchange or (ii) by way of a public offer submitted to all shareholders or a public invitation to submit an offer (referred to in the following as "purchase offer").

If the shares are purchased via the stock exchange, the purchase price per share (excl. ancillary purchase costs) must not differ by more than 10 % from the average market price of the shares of Hypo Real Estate Holding AG in the closing auction in Xetra trading (or a comparable successor system) on the stock exchange in Frankfurt am Main on the three stock market trading days preceding the acquisition.

If the shares are purchased by way of a purchase offer, the offer price per share (excl. ancillary purchase costs) must not differ by more than 10 % from the average market price of the shares of Hypo Real Estate Holding AG in the closing auction in Xetra trading (or a comparable successor system) on the stock exchange in Frankfurt am Main on the last three stock market trading days before the day on which the purchase offer is announced. If there are significant changes in the relevant price after the purchase offer has been publicly announced, the purchase price can be adjusted. In this case, the relevant market price is the average market price of the shares of Hypo Real Estate Holding AG on the last three stock market trading days before the public announcement of the adjustment in the closing auction in Xetra trading (or a comparable successor system) on the stock exchange in Frankfurt am Main. If demand exceeds the volume of the purchase offer, the shares will be accepted pro rata. Small lots of up to 100 shares per shareholder may by accepted on a preferential basis.

This authorisation can be exercised by the Company, and also by third parties on account of the Company, on one or more occasions, in whole or in part and for one or more purposes.

The treasury shares acquired as a result of this authorisation, together with other treasury shares which the Company has already acquired and still owns or which are attributable to the Company in accordance with sections 71 a et seq. AktG must not exceed 10 % of the Company's share capital.

b) With the approval of the Supervisory Board, the shares acquired on the basis of this authorisation can be used – besides being sold via the stock exchange or by way of an offer to all shareholders – in an amount of up to 5 % of the Company's share capital in the following fashion with an exclusion of the shareholders' subscription rights:

aa) The purchased shares can be sold in return for cash if the price is not significantly lower than the stock market price of the Company's shares at the time at which the shares are sold. In this case, the number of shares to be sold, together with any new shares which are issued during the term of this authorisation based on an authorisation to increase the Company's share capital with an exclusion of shareholders' subscription rights in accordance with section 186 (3) sentence 4 AktG, and together with conversion and option rights in relation to shares

which are granted upon the issue of bonds with conversion and option rights or conversion obligations in return for cash contributions with the exclusion of shareholders' subscription rights under the corresponding application of section 186 (3) sentence 4 AktG, must in total not exceed 10% of the Company's share capital.

bb) The acquired shares may be used for fulfilling option or conversion rights or conversion obligations arising from convertible bonds and/or warrant bonds, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) issued by the Company or by other companies in which the Company holds a direct or indirect participation.

The above authorisations can be utilised by the Company or by third parties on account of the Company on one or more occasions, in part or in whole, individually or jointly.

The Management Board is also authorised, with the approval of the Supervisory Board, to cancel the treasury shares acquired under letter a) in part or in whole without having to obtain another resolution of the Annual General Meeting.

c) The authorisation granted at this point shall terminate, without having to be explicitly terminated, when a new authorisation for acquiring treasury shares becomes effective in accordance with section 71 (1) No. 8 AktG. Notwithstanding the above, the authorisation granted at this point for purchasing treasury shares shall definitively expire on 26 November 2009.

11. Adoption of a resolution concerning an Authorisation I for issuing convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) with the possibility of excluding the subscription right of shareholders in accordance with section 186 (3) sentence 4 AktG, creation of Conditional Capital I as well as corresponding changes to the Articles of Association

Convertible bonds and/or bonds with warrants can be important instruments for ensuring adequate capital backing as an essential basis for the development of a company. The Company receives capital which subsequently may be retained as shareholders' equity by the Company. Since the authorisation to issue convertible bonds and/or bonds with warrants of 4 June 2004 was completely utilised by way of the placing of a mandatory convertible bond in July 2007 for partially finance the acquisition of the DEPFA Group, a proposal is submitted to the Annual General Meeting whereby a resolution should be adopted for authorising the Management Board to issue convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments).

For considerations of legal prudence, and beyond the previously normal practice, the authorisation proposed under this item of the agenda for issuing convertible bonds and/or bonds with warrants profit-participation rights and/or profit-linked bonds (or combinations of these instruments; "Authorisation I") specifies a precisely calculable option or conversion price for exercising the authorisation. In order to ensure that the Management Board and Supervisory Board are better able to make optimum use of the financing instruments permitted under this authorisation in the financing interests of the Company, a further resolution is to be adopted under item 12 of the agenda regarding a further authorisation (with the otherwise identical contents) permitting the definition of an equally precisely defined but higher option or conversion price ("Authorisation II").

The total volume of the bonds which can be issued on the basis of both authorisations is to be limited to a total nominal amount of up to € 2,000,000,000.00, so that this total nominal amount can be utilised overall only once with Authorisation I and Authorisation II. Corresponding conditional capital is to be created for conversion and/or option rights arising from bonds or similar instruments which are issued on the basis of the Authorisations I or II.

The Supervisory Board and the Management Board propose that the following resolution be adopted:

a) Authorisation I for issuing convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments)

aa) Nominal amount, period of authorisation, number of shares

The Management Board is authorised, with the approval of the Supervisory Board, to issue bearer or registered convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments; hereinafter jointly referred to as the "bonds") with a total nominal amount of up to € 2,000,000,000.00 with or without any definite maturity on one or more occasions until 27 May 2010, and to grant the holders of bonds conversion or option rights in relation to the bearer shares of the Company with a pro-rata interest in the share capital of up to € 60,000,000.00 in total, subject to the details of the issue terms and conditions. Bonds which have been issued as a result of the authorisation of the Annual General Meeting of 27 May 2008 under item 12 of the agenda ("Authorisation II") have to be offset against the above total nominal amount of up to € 2,000,000,000.00, so that the total nominal amount of € 2,000,000,000.00 can in total only be utilised once with Authorisation I and Authorisation II.

The bonds may be issued in Euros or in another legal currency (in a corresponding equivalent value), for instance in that of an OECD country. They can also be issued by another company in which the Company owns a direct or indirect participation; in such a case, the Management Board is authorised, with the approval of the Supervisory Board, to issue a guarantee for the bonds and to grant the holders conversion or option rights in relation to the bearer shares of the Company. The convertible bonds or bonds with warrants and/or profit participation rights and/or profit-linked bonds can be designed in such a way that the capital paid in for the issue of these instruments satisfies the criteria of the German Banking Law for classification as liable equity capital. The individual issues can be divided into partial bonds carrying equal rights.

bb) Option or conversion right, conversion obligation
If bonds with warrants are issued, each bond is provided with one or more warrants which entitle the holder to purchase bearer no-par value shares of the Company subject to the terms and conditions of the issue to be determined by the Management Board. The pro-rata interest in the share capital of the bearer shares of the Company to be purchased for each bond must not exceed the nominal amount of the bond. If any fractions result, the terms and conditions of the issue can specify that these fractions can be added together in order to purchase whole shares, where necessary upon payment of an additional amount, or that the fractions can be settled in cash. The terms and conditions of the issue can also specify that the option price can be paid by transferring the bonds and, where appropriate, by paying an additional amount in cash. This is also applicable if warrants are attached to profit-participation rights or profit-linked bonds.

If convertible bonds are issued, the holders of these bonds receive the right to exchange the convertible bonds for bearer shares of the Company subject to the terms and conditions of the issue to be determined by the Management Board. The conversion ratio is calculated by dividing the nominal amount of the bond by the conversion price of the bond. The conversion ratio can also be calculated by dividing the issue amount of the relevant bond by the conversion price. The conversion ratio can be rounded up or rounded down to the nearest whole amount; in addition, an additional cash payment, pooling or compensation can also be determined for fractions which are not capable of being converted. The pro-rata interest in the share capital of the bearer shares to be issued upon conversion must not exceed the nominal amount of the bonds.

The terms and conditions of the issue can also specify a conversion obligation upon final maturity of the bond (or at any other time) or can also provide the Company with

the right, upon final maturity of the bonds to which a conversion or option right is attached (this is also applicable to situations in which a bond becomes due as a result of termination), to grant the bondholders shares of the Company in part or in whole instead of the payment of the cash amount which is due.

The above conditions are also applicable if the conversion right or the conversion obligation relates to a profit-participation right or an profit-linked bond.

The terms and conditions of an issue which grant or determine a conversion right, a conversion obligation and/or option rights can specify that the Company's treasury shares can also be granted in the case of conversion or exercise of an option. It is also possible to specify that the Company shall not grant bearer shares of the Company to the holder of a conversion or option right or the person subject to conversion obligations, and instead can pay the consideration in cash in part or in whole.

cc) Option or conversion price, dilution protection
The option and conversion price is calculated in accordance with the following principles:

(a) In the case of issues of bonds conferring an option right, the option price is equivalent to 125 % of the Reference Price.

The "Reference Price" is defined as follows:

(i) either the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main in the period between the adoption of the resolution on the utilisation of Authorisation I by the Management Board and Supervisory Board – if these resolutions should be passed on different dates, the Supervisory Board's adoption is decisive – and the date on which the price of the bonds is fixed; or,

(ii) in the case of an offer to purchase bonds in which the price of the bonds is only fixed during the period in which the bonds can be purchased, the Reference Price is defined as the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the day on which the price is fixed in the period between the opening of trading on the stock exchange in Frankfurt am Main and the point at which the price of the bonds is fixed.

(b) In the case of issues of bonds conferring a conversion right, but which do not involve a conversion obligation, the conversion price is defined as 125 % of the Reference Price.

(c) In the case of issues of bonds which involve a conversion obligation or for which the terms and conditions of the issue entitle the issuer of the bonds to request (early) mandatory conversion, the conversion price is defined as follows:

(i) 100 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is less than or equal to the Reference Price on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due;

(ii) the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due, if this amount is greater than the Reference Price and less than 120 % of the Reference Price;

(iii) 120 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due is greater than or equal to 120 % of the Reference Price;

(iv) notwithstanding the above, 120 % of the Reference Price if the bondholders exercise an existing conversion right before a conversion obligation becomes effective;

(v) notwithstanding the above, 100 % of the Reference Price if the shareholders of the Company receive a takeover offer in accordance with section 29 (1) WpÜG or a mandatory offer in accordance with section 35 WpÜG and if the bondholders, before the conversion obligation becomes effective, exercise an existing conversion right during the period which commences six stock market trading days after publication of the decision to submit the takeover offer

in accordance with section 10 (1) WpÜG or after publication in accordance with section 35 (1) WpÜG and which ends six stock market trading days before the last day on which a shareholder of the Company can accept the takeover offer or mandatory offer (including the further acceptance period in accordance with section 16 (2) WpÜG);

(vi) notwithstanding the above, 100 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds in order to avert serious direct damages from the Company or to avoid a considerable downgrade of a public credit rating of the Company by a recognised rating agency or because a key ratio for the liable equity capital of the Company has fallen below the limit defined in the terms and conditions of the issue; and

(vii) notwithstanding the above, 120 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds because the simple computed average of the prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is at least 150 % of the conversion price during a period of at least 20 successive stock market trading days, commencing at any time after the seventh anniversary of the value date of the bonds.

If the economic value of the existing conversion rights or option rights is diluted during the term of a bond, the conversion rights or option rights are adjusted to maintain value, to the extent that an adjustment is not already the subject of a mandatory legal requirement and no subscription rights are conferred as compensation (notwithstanding section 9 (1) AktG and any adjustment regulations prescribed by law). Under no circumstances may the pro-rata interest in the share capital of the bearer shares to be obtained for each bond exceed the nominal amount of such bond.

dd) Subscription right of shareholders and exclusion of subscription right

The shareholders are normally entitled to a subscription right for the bonds. The bonds can also be taken up by one or more credit institutions on condition that they offer them to the shareholders ("indirect subscription rights"). If bonds are issued by a company in which the Company owns a direct or indirect interest, the Company has to ensure that the statutory subscription right is granted to the shareholders.

However, if bonds with a conversion right, conversion obligation and/or option rights are to be issued in return for a cash payment, the Management Board is authorised, with the approval of the Supervisory Board, to exclude the subscription rights of shareholders for bonds if the issue price is not significantly lower than the theoretical value of the bonds with a conversion right, conversion obligation and/or option rights determined in accordance with recognised actuarial methods. If the subscription right is excluded when bonds with a conversion right, conversion obligation and/or option rights are issued in accordance with section 186 (3) sentence 4 AktG, this authorisation to exclude the shareholders' subscription rights is applicable only to the extent that the pro-rata amount of the share capital attributable to the shares to be issued for servicing the conversion and option rights or for fulfilling the conversion obligation in total does not exceed 10 % of the share capital, either at the time at which this authorisation becomes effective or at the time at which this authorisation is exercised.

The following shall be offset against this 10 % limit: Shares, bonds with a conversion right, conversion obligation or option rights as well as equivalent instruments which are issued or sold during the term of this authorisation with the exclusion of shareholders' subscription rights under the direct or corresponding application of section 186 (3) sentence 4 AktG.

To the extent that profit-participation rights or profit-linked bonds without a conversion right, option right or conversion obligation are issued, the Management Board is authorised, with the approval of the Supervisory Board, to exclude shareholders' subscription rights overall if these profit-participation rights or profit-linked bonds feature terms which are similar to those of a debenture, i.e. if they do not create membership rights in the Company, if they do not confer any participation in the liquidation proceeds of the Company and if the extent of the coupon is not calculated on the basis of the net income for the year, the cumulative profit or the dividend of the Company. In addition, in this case, the coupon and the issue amount of the profit-participation rights for profit-linked bonds must be consistent with the market conditions prevailing at the time of the issue.

The Management Board is also authorised, with the approval of the Supervisory Board, to exclude shareholders' subscription rights for bonds in relation to fractions, and also to exclude the shareholders' subscription rights, with the approval of the Supervisory Board, to the extent necessary to grant the holders of conversion or option rights relating to bearer no-par value shares of the Company or the holders of convertible bonds to which conversion obligations are attached a subscription right to the extent to which they

would be entitled after exercising the conversion right or option right or after the conversion obligation is fulfilled.

ee) Authorisation for determining further terms and conditions

The Management Board is authorised, with the approval of the Supervisory Board, to decide the further details of the issue and terms of the bonds and their conditions in accordance with the principles defined in this authorisation, or to determine them with the approval of the executive bodies of the issuing companies in which the Company owns a direct or indirect participation. This is applicable particularly with regard to the interest rate, the type of coupon, the term and the number of units, the conversion or option period, the definition of an additional cash payment, compensation for or the merging of fractions, cash payment instead of delivery of no-par value bearer shares and the delivery of existing no-par value bearer shares instead of the issue of new no-par value bearer shares.

b) Creation of Conditional Capital II

The share capital is conditionally increased by up to € 60,000,000.00 by way of issuing up to 20,000,000 new no-par value bearer shares ("Conditional Capital 2008/I"). The purpose of the conditional capital increase is to grant no-par value bearer shares to the holders of convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) which are issued by the Company or by the companies in which the Company holds direct or indirect participations, by 27 May 2010 under the Authorisation I adopted under item 11 on the agenda at the Annual General Meeting of 27 May 2008, and which confer a conversion right or option rights or specify a conversion obligation in relation to new no-par value bearer shares of the Company.

New no-par value bearer shares can only be issued out of the Conditional Capital 2008/I for a conversion or option price which is consistent with the principles of this Authorisation I.

(a) In the case of issues of bonds conferring an option right, the option price is equivalent to 125 % of the Reference Price.

The "Reference Price" is defined as follows:

(i) either the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main in the period between the adoption of the resolution concerning the utilisation of Authorisation I by the Management Board and Su-

pervisory Board – if these resolutions should be passed on different dates, the Supervisory Board's adoption is decisive – and the date at which the price of the bonds is fixed; or,

(ii) in the case of an offer to purchase bonds in which the price of the bonds is only fixed during the period in which the bonds can be purchased, the Reference Price is defined as the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the day on which the price is fixed in the period between the opening of trading on the stock exchange in Frankfurt am Main and the point at which the price of the bonds is fixed.

(b) In the case of issues of bonds conferring a conversion right, but which do not involve a conversion obligation, the conversion price is defined as 125 % of the Reference Price.

(c) In the case of issues of bonds which involve a conversion obligation or for which the terms and conditions of the issue entitle the issuer of the bonds to request (early) mandatory conversion, the conversion price is defined as follows:

(i) 100 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is less than or equal to the Reference Price on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due;

(ii) the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due, if this amount is greater than the Reference Price and less than 120 % of the Reference Price;

(iii) 120 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is greater than or equal to 120 % of the Reference Price on the 20 stock market

trading days ending with the third trading day before the day on which the bonds become due;

(iv) notwithstanding the above, 120 % of the Reference Price if the bondholders exercise an existing conversion right before a conversion obligation becomes effective;

(v) notwithstanding the above, 100 % of the Reference Price if the shareholders of the Company receive a takeover offer in accordance with section 29 (1) WpÜG or a mandatory offer in accordance with section 35 WpÜG and if the bondholders, before the conversion obligation becomes effective, exercise an existing conversion right during the period which commences six stock market trading days after publication of the decision to submit the takeover offer in accordance with section 10 (1) WpÜG or after publication in accordance with section 35 (1) WpÜG and which ends six stock market trading days before the last day on which a shareholder of the Company can accept the takeover offer or mandatory offer (including the further acceptance period in accordance with section 16 (2) WpÜG);

(vi) notwithstanding the above, 100 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds in order to avert serious direct damages from the Company or to avoid a considerable downgrade of a public credit rating of the Company by a recognised rating agency or because a key ratio for the liable equity of the Company has fallen below the limit defined in the terms and conditions of the issue; and

(vii) notwithstanding the above, 120 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds because the simple computed average of the prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is at least 150 % of the conversion price during a period of at least 20 successive stock market trading days, commencing at any time after the seventh anniversary of the value date of the bonds.

The conditional capital increase is only to be carried out to the extent to which option or conversion rights are utilised or to which holders with a conversion obligation fulfill their conversion obligation and to the extent that a cash settle-

ment is not provided or if the Company's treasury shares are not used for settling the obligation.

The new no-par value bearer shares participate in the profits from the beginning of the financial year in which they are created as a result of the exercising of conversion rights, option rights or the fulfilment of conversion obligations.

The Management Board is authorised to determine the further details for carrying out the conditional capital increase.

c) Change to the Articles of Association
Section 3 of the Articles of Association is extended to include the following new paragraph 5:

"The share capital is conditionally increased by up to € 60,000,000.00 by way of issuing up to 20,000,000 new no-par value bearer shares ("Conditional Capital 2008/I"). The conditional capital increase will only be carried out to the extent that holders or creditors of convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) which, based on the Authorisation I adopted by the Annual General Meeting of 27 May 2008 under item 11 of the agenda, will be issued by 27 May 2010 by the Company or by companies in which the Company holds direct or indirect participations or to the extent that creditors with a conversion obligation fulfill their conversion obligations and to the extent that a cash compensation is not granted or the Company's treasury shares are not used for settling the obligation.

The new no-par value bearer shares will participate in the profits from the beginning of the financial year in which they are created as a result of the exercising of conversion rights, option rights or the fulfilment of conversion obligations.

The Management Board is authorised to determine the further details for carrying out the conditional capital increase."

12. Adoption of a resolution concerning an Authorisation II for issuing convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) with the possibility of excluding the subscription right of shareholders in accordance with section 186 (3) sentence 4 AktG, creation of Conditional Capital II as well as corresponding changes to the Articles of Association

For considerations of legal prudence, and beyond the previously normal practice, the authorisation proposed under item 11 of the agenda for issuing convertible bonds and/or bonds with warrants profit-participation rights and/or profit-linked bonds (or combinations of these instruments; "Authorisation I") specifies a precisely calculable option or conversion price for exercising the authorisation. In order to ensure that the Management Board and Supervisory Board are better able to make optimum use of the financing instruments permitted under this authorisation in the financing interests of the Company, a further resolution is to be adopted regarding a further authorisation (with the otherwise identical contents) permitting the definition of an equally precisely defined but higher option or conversion price ("Authorisation II").

The total volume of the bonds which can be issued on the basis of both authorisations shall be limited to a total nominal amount of up to € 2,000,000,000.00, so that this total nominal amount can be utilised overall only once with Authorisation I and Authorisation II. A corresponding conditional capital shall in each case be created in order to back up convertible bonds and/or option rights arising from bonds or similar instruments which are issued on the basis of the Authorisations I or II.

The Supervisory Board and the Management Board propose that the following resolution be adopted:

a) Authorisation II for issuing convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments)

aa) Nominal amount, period of authorisation, number of shares
The Management Board is authorised, with the approval of the Supervisory Board, to issue bearer or registered convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments; hereinafter jointly referred to as the "bonds") with a total nominal amount of up to € 2,000,000,000.00 with or without any definite maturity on one or more occasions until 27 May 2010, and to grant the holders of bonds conversion or option rights in relation to the bearer shares of the Company with a pro-rata interest in the share capital of up to € 60,000,000.00 in total, subject to the details of the issue terms and conditions. Convertible bonds and/or bonds

with warrants which have been issued as a result of the Authorisation I of the Annual General Meeting of 27 May 2008 under item 11 of the agenda have to be offset against the above total nominal amount of up to € 2,000,000,000.00, so that the total nominal amount of € 2,000,000,000.00 can in total only be utilised once with Authorisation I and Authorisation II.

The bonds may be issued in Euros or in another legal currency (in a corresponding equivalent value), for instance in that of an OECD country. They can also be issued by another company in which the Company owns a direct or indirect participation; in such a case, the Management Board is authorised, with the approval of the Supervisory Board, to issue a guarantee for the bonds and to grant the holders conversion or option rights in relation to the bearer shares of the Company. The convertible bonds or bonds with warrants and/or profit participation rights and/or profit-linked bonds can be designed in such a way that the capital paid in for the issue of these instruments satisfies the criteria of the German Banking Law for classification as liable equity capital. The individual issues can be divided into partial bonds carrying equal rights.

bb) Option or conversion right, conversion obligation
If bonds with warrants are issued, each bond is provided with one or more warrants which entitle the holder to purchase bearer no-par value shares of the Company subject to the terms and conditions of the issue to be determined by the Management Board. The pro-rata interest in the share capital of the bearer shares of the Company to be purchased for each bond must not exceed the nominal amount of the bond. If any fractions result, the terms and conditions of the issue can specify that these fractions can be added together in order to purchase whole shares, where necessary upon payment of an additional amount, or that the fractions can be settled in cash. The terms and conditions of the issue can also specify that the option price can be paid by transferring the bonds and, where appropriate, by paying an additional amount in cash. This is also applicable if warrants are attached to profit-participation rights or profit-linked bonds.

If convertible bonds are issued, the holders of these bonds receive the right to exchange the convertible bonds for bearer shares of the Company subject to the terms and conditions of the issue to be determined by the Management Board. The conversion ratio is calculated by dividing the nominal amount of the bond by the conversion price of the bond. The conversion ratio can also be calculated by dividing the issue amount of the relevant bond by the conversion price. The conversion ratio can be rounded up or rounded down to the nearest whole amount; in addition, an additional

cash payment, pooling or compensation can also be determined for fractions which are not capable of being converted. The pro-rata interest in the share capital of the bearer shares to be issued upon conversion must not exceed the nominal amount of the bonds.

The terms and conditions of the issue can also specify a conversion obligation upon final maturity of the bond (or at any other time) or can also provide the Company with the right, upon final maturity of the bonds to which a conversion or option right is attached (this is also applicable to situations in which a bond becomes due as a result of termination), to grant the bondholders shares of the Company in part or in whole instead of the payment of the cash amount which is due.

The above conditions are also applicable if the conversion right or the conversion obligation relates to a profit-participation right or a profit-linked bond.

The terms and conditions of an issue which grant or determine a conversion right, a conversion obligation and/or option rights can specify that the Company's treasury shares can also be granted in the case of conversion or exercise of an option. It is also possible to specify that the Company shall not grant bearer shares of the Company to the holder of a conversion or option right or the person subject to conversion obligations, and instead can pay the consideration in cash in part or in whole.

cc) Option or conversion price, dilution protection
The option and conversion price is calculated in accordance with the following principles:

(a) In the case of issues of bonds conferring an option right, the option price is equivalent to 140 % of the Reference Price.

The "Reference Price" is defined as follows:

(i) either the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main in the period between the adoption of the resolution on the utilisation of Authorisation II by the Management Board and Supervisory Board – if these resolutions should be passed on different dates, the Supervisory Board's adoption is decisive – and the date on which the price of the bonds is fixed; or,

(ii) in the case of an offer to purchase bonds in which the price of the bonds is only fixed during the peri-

od in which the bonds can be purchased, the Reference Price is defined as the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the day on which the price is fixed in the period between the opening of trading on the stock exchange in Frankfurt am Main and the point at which the price of the bonds is fixed.

(b) In the case of issues of bonds conferring a conversion right, but which do not involve a conversion obligation, the conversion price is defined as 140 % of the Reference Price.

(c) In the case of issues of bonds which involve a conversion obligation or for which the terms and conditions of the issue entitle the issuer of the bonds to request (early) mandatory conversion, the conversion price is defined as follows:

(i) 100 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is less than or equal to the Reference Price on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due;

(ii) the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due, if this amount is greater than the Reference Price and less than 130 % of the Reference Price;

(iii) 130 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due is greater than or equal to 130 % of the Reference Price ;

(iv) notwithstanding the above, 130 % of the Reference Price if the bondholders exercise an existing conversion right before a conversion obligation becomes effective;

(v) notwithstanding the above, 100 % of the Reference Price if the shareholders of the Company receive a takeover offer in accordance with section 29 (1) WpÜG or a mandatory offer in accordance with section 35 WpÜG and if the bondholders, before the conversion obligation becomes effective, exercise an existing conversion right during the period which commences six stock market trading days after publication of the decision to submit the takeover offer in accordance with section 10 (1) WpÜG or after publication in accordance with section 35 (1) WpÜG and which ends six stock market trading days before the last day on which a shareholder of the Company can accept the takeover offer or mandatory offer (including the further acceptance period in accordance with section 16 (2) WpÜG);

(vi) notwithstanding the above, 100 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds in order to avert serious direct damages from the Company or to avoid a considerable downgrade of a public credit rating of the Company by a recognised rating agency or because a key ratio for the liable equity capital of the Company has fallen below the limit defined in the terms and conditions of the issue; and

(vii) notwithstanding the above, 130 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds because the simple computed average of the prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is at least 150 % of the conversion price during a period of at least 20 successive stock market trading days, commencing at any time after the seventh anniversary of the value date of the bonds.

If the economic value of the existing conversion rights or option rights is diluted during the term of a bond, the conversion rights or option rights are adjusted to maintain value to the extent that the adjustment is not already the subject of a mandatory legal requirement and if no subscription rights are conferred as compensation (notwithstanding section 9 (1) AktG and any adjustment regulations prescribed by law). Under no circumstances may the pro-rata interest in the share capital of the bearer shares to be obtained for each bond exceed the nominal amount of such bond.

dd) Subscription right of shareholders and exclusion of subscription right

The shareholders are normally entitled to a subscription right for the bonds. The bonds can also be taken up by one or more credit institutions on condition that they offer them to the shareholders ("indirect subscription rights"). If bonds are issued by a company in which the Company owns a direct or indirect interest, the Company has to ensure that the statutory subscription right is granted to the shareholders.

However, if bonds with a conversion right, conversion obligation and/or option rights are to be issued in return for a cash payment, the Management Board is authorised, with the approval of the Supervisory Board, to exclude the subscription rights of shareholders for bonds if the issue price is not significantly lower than the theoretical value of the bonds with a conversion right, conversion obligation and/or option rights determined in accordance with recognised actuarial methods. If the subscription right is excluded when bonds with a conversion right, conversion obligation and/or option rights are issued in accordance with section 186 (3) sentence 4 AktG, this authorisation to exclude the shareholders' subscription rights is applicable only to the extent that the pro-rata amount of the share capital attributable to the shares to be issued for servicing the conversion and option rights or for fulfilling the conversion obligation in total does not exceed 10 % of the share capital, either at the time at which this authorisation becomes effective or at the time at which this authorisation is exercised.

The following shall be offset against this 10 % limit: Shares, bonds with a conversion right, conversion obligation or option rights as well as equivalent instruments which are issued or sold during the term of this authorisation with the exclusion of shareholders' subscription rights under the direct or corresponding application of section 186 (3) sentence 4 AktG.

To the extent that profit-participation rights or profit-linked bonds without a conversion right, option right or conversion obligation are issued, the Management Board is authorised, with the approval of the Supervisory Board, to exclude shareholders' subscription rights overall if these profit-participation rights or profit-linked bonds feature terms which are similar to those of a debenture, i.e. if they do not create membership rights in the Company, if they do not confer any participation in the liquidation proceeds of the Company and if the extent of the coupon is not calculated on the basis of the net income for the year, the cumulative profit or the dividend of the Company. In addition, in this case, the coupon and the issue amount of the profit-participation rights for profit-linked bonds must be

consistent with the market conditions prevailing at the time of the issue.

The Management Board is also authorised, with the approval of the Supervisory Board, to exclude shareholders' subscription rights for bonds in relation to fractions, and also to exclude the shareholders' subscription rights, with the approval of the Supervisory Board, to the extent necessary to grant the holders of conversion or option rights relating to bearer no-par value shares of the Company or the holders of convertible bonds to which conversion obligations are attached a subscription right to the extent to which they would be entitled after exercising the conversion right or option right or after the conversion obligation is fulfilled.

ee) Authorisation for determining further terms and conditions

The Management Board is authorised, with the approval of the Supervisory Board, to decide the further details of the issue and terms of the bonds and their conditions in accordance with the principles defined in this authorisation, or to determine them with the approval of the executive bodies of the issuing companies in which the Company owns a direct or indirect participation. This is applicable particularly with regard to the interest rate, the type of coupon, the term and the number of units, the conversion or option period, the definition of an additional cash additional payment, compensation for or the merging of fractions, cash payment instead of delivery of no-par value bearer shares and the delivery of existing no-par value bearer shares instead of the issue of new no-par value bearer shares.

b) Creation of Conditional Capital II

The share capital is conditionally increased by up to € 60,000,000.00 by way of issuing up to 20,000,000 new no-par value bearer shares ("Conditional Capital 2008/II"). The purpose of the conditional capital increase is to grant no-par value bearer shares to the holders of convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) which are issued by the Company or by the companies in which the Company holds direct or indirect participations, by 27 May 2010 under Authorisation II adopted under item 12 on the agenda at the Annual General Meeting of 27 May 2008, and which confer a conversion right or option rights or specify a conversion obligation in relation to new no-par value bearer shares of the Company.

New no-par value bearer shares can only be issued out of the Conditional Capital 2008/II for a conversion or option price which is consistent with the principles of this Authorisation 2008/II:

(a) In the case of issues of bonds conferring an option right, the option price is equivalent to 140 % of the Reference Price.

The "Reference Price" is defined as follows:

(i) either the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main in the period between the adoption of the resolution concerning the utilisation of Authorisation II by the Management Board and Supervisory Board – if these resolutions should be passed on different dates, the Supervisory Board's adoption is decisive – and the point at which the price of the bonds is fixed; or,

(ii) in the case of an offer to purchase bonds in which the price of the bonds is only fixed during the period in which the bonds can be purchased, the Reference Price is defined as the volume-weighted average price of the shares of the Company in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the day on which the price is fixed in the period between the opening of trading on the stock exchange in Frankfurt am Main and the point at which the price of the bonds is fixed.

(b) In the case of issues of bonds conferring a conversion right, but which do not involve a conversion obligation, the conversion price is defined as 140 % of the Reference Price.

(c) In the case of issues of bonds which involve a conversion obligation or for which the terms and conditions of the issue entitle the issuer of the bonds to request (early) mandatory conversion, the conversion price is defined as follows:

(i) 100 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is less than or equal to the Reference Price on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due;

(ii) the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main on the 20

stock market trading days ending with the third trading day before the day on which the bonds become due, if this amount is greater than the Reference Price and less than 130 % of the Reference Price;

(iii) 130 % of the Reference Price if the simple computed average of the daily prices of the shares of the Company in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is greater than or equal to 130 % of the Reference Price on the 20 stock market trading days ending with the third trading day before the day on which the bonds become due;

(iv) notwithstanding the above, 130 % of the Reference Price if the bondholders exercise an existing conversion right before a conversion obligation becomes effective;

(v) notwithstanding the above, 100 % of the Reference Price if the shareholders of the Company receive a takeover offer in accordance with section 29 (1) WpÜG or a mandatory offer in accordance with section 35 WpÜG and if the bondholders, before the conversion obligation becomes effective, exercise an existing conversion right during the period which commences six stock market trading days after publication of the decision to submit the takeover offer in accordance with section 10 (1) WpÜG or after publication in accordance with section 35 (1) WpÜG and which ends six stock market trading days before the last day on which a shareholder of the Company can accept the takeover offer or mandatory offer (including the further acceptance period in accordance with section 16 (2) WpÜG);

(vi) notwithstanding the above, 100 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds in order to avert serious direct damages from the Company or to avoid a considerable downgrade of a public credit rating of the Company by a recognised rating agency or because a key ratio for the liable equity of the Company has fallen below the limit defined in the terms and conditions of the issue; and

(vii) notwithstanding the above, 130 % of the Reference Price if the issuer, in accordance with the terms and conditions of the issue, requires early mandatory conversion of the bonds because the simple computed average of the prices of the shares of the Com-

pany in the closing auction in Xetra trading (or an equivalent successor system) on the stock exchange in Frankfurt am Main is at least 150 % of the conversion price during a period of at least 20 successive stock market trading days, commencing at any time after the seventh anniversary of the value date of the bonds.

The conditional capital increase is only to be carried out to the extent to which option or conversion rights are utilised or to which holders with a conversion obligation fulfill their conversion obligation and to the extent that a cash settlement is not provided or the Company's treasury shares are not used for settling the obligation.

The new no-par value bearer shares participate in the profits from the beginning of the financial year in which they are created as a result of the exercising of conversion rights, option rights or the fulfilment of conversion obligations.

The Management Board is authorised to determine the further details for carrying out the conditional capital increase.

c) Change to the Articles of Association
Section 3 of the Articles of Association is extended to include the following new paragraph 6:

"The share capital is conditionally increased by up to € 60,000,000.00 by way of issuing up to 20,000,000 new no-par value bearer shares ("Conditional Capital 2008/II"). The conditional capital increase will only be carried out to the extent that holders or creditors of convertible bonds and/or bonds with warrants, profit-participation rights and/ or profit-linked bonds (or combinations of these instruments) which, based on the Authorisation II adopted by the Annual General Meeting of 27 May 2008 under item 12 of the agenda, will be issued by 27 May 2010 by the Company or by companies in which the Company holds direct or indirect participations, or to the extent that creditors with a conversion obligation fulfill their conversion obligations and to the extent that a cash compensation is not granted or the Company's treasury shares are not used for settling the obligation.

The new no-par value bearer shares will participate in the profits from the beginning of the financial year in which they are created as a result of the exercising of conversion rights, option rights or the fulfilment of conversion obligations.

The Management Board is authorised to determine the further details for carrying out the conditional capital increase."

13. Adoption of a resolution concerning the approval of the profit transfer agreement between Hypo Real Estate Holding AG and DEPFA Deutsche Pfandbriefbank AG, Eschborn

Hypo Real Estate Holding AG and DEPFA Deutsche Pfandbriefbank AG, Eschborn, a subsidiary without any external shareholders, intend to sign a profit transfer agreement.

The Supervisory Board and Management Board propose that the following resolution be adopted:

"The profit transfer agreement between Hypo Real Estate Holding AG and DEPFA Deutsche Pfandbriefbank AG, Eschborn, is approved."

The wording of the draft profit transfer agreement is as follows:

"Profit transfer agreement

Hypo Real Estate Holding AG,
Unsöldstraße 2, 80538 München
(referred to in the following as "HRE")

and

DEPFA Deutsche Pfandbriefbank AG,
Ludwig-Erhard-Straße 14, 65760 Eschborn
(referred to in the following as "DEPFA")

hereby agree the following:

§ 1 Profit transfer

1. *DEPFA undertakes to transfer its entire profit to HRE. The amount to be transferred – subject to the creation or release of reserves in accordance with section 2 – is defined as the net income generated before the profit transfer less any loss carried forward from the previous year and less the amount to be paid into the legal reserve.*
2. *DEPFA is permitted to pay amounts out of net income for the year to other retained earnings if this is admissible under commercial law and if it is economically justified on the basis of the assessment of a prudent businessman. The other retained earnings created during the term of the agreement can be released and transferred as profit to the extent that they do not have to be used first for offsetting an annual net loss.*
3. *It is not permitted to transform amounts released from reserves which were created before the beginning of this agreement.*

4. *The obligation to transfer profits is applicable for the first time for the entire profit of the financial year in which this agreement becomes effective.*

§ 2 *Calculation of profit*

1. *The profit and loss of DEPFA have to be calculated in accordance with the regulations of commercial law.*
2. *The regulations of section 300 no. 1 AktG have to be followed in this regard, the amount of the transfer must not exceed the amount resulting from section 301 AktG.*
3. *HRE is permitted to issue instructions to the Management Board of DEPFA – to the extent which is legally admissible – with regard to preparing the balance sheet.*

§ 3 *Loss absorption*

In accordance with section 302 AktG, HRE is obliged to absorb any other net loss of DEPFA which would otherwise arise during the term of this agreement to the extent that such net loss is not offset by amounts taken from the other retained earnings which had been credited to the retained earnings during the term of the agreement. Section 1 (4) applies correspondingly.

§ 4 *Effectiveness and duration*

1. *This agreement requires the approval of the Annual General Meeting of DEPFA and the Annual General Meeting of HRE, and becomes effective upon its registration with the commercial register at the registered offices of DEPFA. The parties undertake to do what is necessary in order to ensure that the agreement is registered with the commercial register at the registered offices of DEPFA as quickly as possible.*
2. *This agreement is concluded for a fixed period of five years starting on 1 January of the calendar year in which the agreement becomes effective and subsequently is extended for further periods of one year unless three months notice is provided to terminate the agreement before it is due to expire. Notice of termination must be submitted in writing. For the purpose of compliance with the period of notice, the relevant date shall be the date on which the notice of termination is received by the other company.*
3. *The right to terminate the agreement for cause without observing any period of notice is not affected. In particular, both parties are entitled to terminate the agreement for cause if HRE no longer owns a majority interest in DEPFA or restructuring processes take place at HRE or DEPFA in accordance with the German Transformation Act (Umwandlungsgesetz).*

§ 5 ***Concluding remarks***

If individual stipulations of this agreement are or become ineffective or unenforceable, the effectiveness of the remainder of the agreement shall not be affected. The ineffective or unenforceable stipulation is to be replaced by an effective and enforceable regulation which reflects most closely the economic intention followed by the parties to the agreement by the ineffective or unenforceable stipulation. The above stipulations are applicable correspondingly if the agreement proves to contain omissions. Section 139 BGB is not applicable."

The following documents are available for inspection by shareholders in the business premises of Hypo Real Estate Holding AG from the date at which the Annual General Meeting is convened:

- The draft of the profit transfer agreement,
- the annual financial statements and management reports of Hypo Real Estate Holding AG and DEPFA Deutsche Pfandbriefbank AG for the financial years 2005, 2006 and 2007 and
- the joint report of the Management Board of Hypo Real Estate Holding AG and of the Management Board of DEPFA Deutsche Pfandbriefbank AG on the draft of the profit transfer agreement.

The above documents are also available for inspection at the Annual General Meeting. Upon request, each shareholder will receive a free copy of these documents without undue delay.

14. Election of the auditor of the financial statements, the auditor of the consolidated financial statements as well as the auditor for the audit review of the Group half-year interim financial report for the financial year 2008

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed as the auditor for the financial statements and the consolidated financial statements as well as for the audit review of the Group half-year interim financial statements report for the financial year 2008.

1. Disclosures in accordance with section 125 (1) sentence 3 AktG concerning item 6 on the agenda

Mr. Ago currently has the following memberships in other supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises:

- Member of the Board of Directors of Acotel Group S.p.A., Rome, Italy;
- Member of the Board of Directors of Stichting Continuiteit ST., Amsterdam, The Netherlands.

Mr. Bruckermann currently has the following memberships in other supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises:

- Member of the Advisory Board of DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main.

Prof. Dr. Casper currently does not have any memberships in other supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises.

Dr. Kolbeck currently has the following memberships in other supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises:

- Member of the Supervisory Board of Droege International Group AG, Duesseldorf.

Mr. O'Connell currently has the following memberships in other supervisory boards formed according to statutory requirement or in similar domestic and foreign supervisory bodies of commercial enterprises:

- Member of the Board of Directors of ISEQ Exchange Traded Fund plc, Dublin, Ireland.

Prof. Dr. Dr. h.c. mult. Tietmeyer currently has the following memberships in other supervisory bodies formed according to statutory requirement or in similar domestic and foreign supervisory boards of commercial enterprises:

- Vice President of the Board of Directors of the Bank for International Settlements, (Bank für Internationalen Zahlungsausgleich), Basel, Switzerland;
- Chairman of the Supervisory Board of Hauck & Aufhäuser Privatbankiers Kommanditgesellschaft auf Aktien, Frankfurt am Main/Munich;
- Member of the Supervisory Board of DWS-Investment GmbH, Frankfurt am Main (until April 2008);
- Member of the Supervisory Board of BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hamburg;

- Member of the Advisory Board of Lazard & Co GmbH, Frankfurt am Main;
- Member of the Advisory Board of Fitch Ratings Inc., New York, USA;
- Member of the Advisory Board of Moody's Investors Service Ltd., London, Great Britain;
- Member of the Advisory Board of Odewald & Compagnie, Gesellschaft für Beteiligungen mbH, Berlin.

2. Overview of items 8 to 12 on the agenda (capital measures)

The reports which the Management Board of the Company submits to the Annual General Meeting in accordance with its obligation under Aktienrecht (German law on stock companies) concerning items 8 to 12 on the agenda with regard to excluding the subscription rights of shareholders are printed in the following.

In order to enable our shareholders to obtain an overview more readily of the capital measures proposed to the Annual General Meeting, these reports are preceded by a brief summary:

- Under items 8 and 9 on the agenda, the shareholders are requested to approve authorised capital totalling approx. 40% of the share capital.
  - For the Authorised Capital I of approx. 30% of the share capital (item 8 of the agenda) the shareholders are in general entitled to subscription rights. The proposal only includes as is standard practice, the exclusion of shareholders' subscription rights in relation to fractions and also for granting subscription rights to the holders of bonds with a conversion right, conversion obligation or option rights.
  - The Authorised Capital II of approx. 10% of the share capital (item 9 on the agenda), in addition to the standard exclusion of shareholders' subscription rights detailed above, permits a so-called simplified exclusion of subscription rights for issuing new shares at a price which is close to the stock market price.
- Item 10 on the agenda contains the likewise common authorisation for purchasing and using of treasury shares. The purposes for which shareholders' subscription rights can be excluded are defined as sales of shares at a price which is close to the stock market price (so-called simplified subscription right exclusion, as detailed above) and the servicing of conversion and option rights. The authorisation to exclude the shareholders' subscription rights within the framework of using treasury shares is limited from the very beginning to a total of 5% of the share capital.

- Under items 11 and 12 on the agenda, the Management Board is to be authorised to issue convertible bonds and/or warrant bonds, profit-participating rights or profit-linked bonds (or combinations of these instruments) in order to enable the Company to obtain refinancing on the capital market. A corresponding conditional capital equivalent to around 10 % of the share capital is to be created in order to service the bonds. Both authorisations – in view of current developments in the case law – differ merely in the definition of the conversion or option price in order to provide the Company with the necessary flexibility for optimising the placing of the bonds on the capital market. The envisaged mutual offsetting means that the share capital can in total be increased only once by up to 10 %.
  In line with the simplified exclusion of shareholders' subscription rights described above, these authorisations also provide for the possibility to exclude the shareholders' subscription rights if the issue price is not significantly lower than the theoretical value of the bonds calculated using recognised actuarial methods. With regard to issues of bonds without a conversion or option right or a conversion obligation, the shareholders' subscription rights can be excluded if these bonds are similar to debentures because in this case the rights of the shareholders are not affected.

In all cases which provide for a so-called simplified exclusion of shareholders' subscription rights if the shares or bonds are issued or sold at prices which are close to market prices, a corresponding offsetting mechanism ensures that this possibility is utilised only to the extent of a total of 10 % of the share capital.

Further explanations concerning the items 8 to 12 on the agenda are set out in the following reports. These reports have been available for inspection by the shareholders on the premises of Hypo Real Estate Holding AG since the point at which the Annual General Meeting was called. They will also be available for inspection in the Annual General Meeting.

3. Report of the Management Board to the Annual General Meeting in accordance with section 203 (2) sentence 2 in conjunction with section 186 (4) sentence 2 AktG concerning items 8 and 9 on the agenda

The Management Board and Supervisory Board propose to the Annual General Meeting the creation of new authorised capital in return for cash contributions in a total nominal amount of € 240,000,000.00. The purpose of the authorisations is to provide the possibility of broadening and maintaining the capital base of the Company, and the authorisations will replace the authorised capital from the year 2004 which was used last year for the acquisition of the DEPFA Group. The Management Board of the Company considers that it is its duty to ensure that the Company always has the necessary instruments for procuring capital.

a) Re: item 8 on the agenda
In the case of utilisation of the Authorised Capital I, the shareholders are entitled to a subscription right. In this case, it should only be possible, with the approval of the Supervisory Board, for fractions to be excluded from the shareholders' subscription right. This enables the authorisation to be utilised in the form of whole amounts, and facilitates the processing of an issue. The new shares which are excluded as so-called "unutilised fractions" from the shareholders' subscription rights will be used for the Company in the best possible way.

It should also be possible for the shareholders' subscription rights to be excluded if it is necessary to be able to grant a subscription right for new shares to the holders of bonds with a conversion right, conversion obligation or option rights if this is specified by the terms and conditions of the particular bond. Such bonds generally provide for dilution protection which specifies that in the event of subsequent equity issues in which shareholders are provided with subscription rights, the holders of such bonds, instead of receiving a reduction of the option or conversion price, can be granted subscription rights for new shares to which the shareholders are also entitled. They are thus treated as though they had already exercised their option or conversion rights or as though conversion obligations had been satisfied. The advantage of this arrangement is that the Company does not have to reduce the option or conversion price for the purposes of dilution protection. As this facilitates the placing of an issue, the exclusion of subscription rights is in the interest of shareholders in an optimum financial structure of their company.

b) Re: item 9 on the agenda
In the case of utilisation of the Authorised Capital II which has been proposed only in the amount of approx. 10 % of the current share capital of the Company, the shareholders are also, in principle, entitled to a subscription right. However, in addi-

tion to the above-mentioned cases, it should be possible here for the subscription rights of shareholders to be excluded if the new shares, in accordance with section 186 (3) sentence 4 AktG, are issued at a price which is not significantly lower than the stock market price. This authorisation enables the Company to take advantage of market opportunities in a fast and flexible manner and to very quickly cover any capital requirement which may arise in this context. The exclusion of shareholders' subscription rights not only enables the Company to act promptly; it also enables the Company to place the shares at a price which is close to the stock market price, i.e. without the discount which is normally necessary in the case of subscription right issues. The Company in this way benefits from higher issue proceeds. In addition, it may be possible to gain new shareholder groups by way of such placings.

When utilising this authorisation, the Management Board will, subject to the legal requirements, set the discount as low as possible in view of the market conditions prevailing at the time of the placement. The discount will probably be at most 3 %, but will in any case not exceed 5 %. These requirements take due account of the interests of shareholders with regard to dilution protection for their shareholdings. Because the new shares are issued at a price which is close to the stock market price and also because of the limit imposed on the volume of the capital increase in relation to which shareholders' subscription rights may be excluded, every shareholder is, in principle, able to acquire the shares necessary for maintaining his shareholding via the stock exchange at approximately equivalent conditions. Shares and bonds with a conversion right, conversion obligation or option rights as well as equivalent instruments which are issued or sold during the term of this authorisation with shareholder subscription rights being excluded in either direct or corresponding application of section 186 (3) sentence 4 AktG are taken into account regarding the shares issued out of Authorised Capital II with the exclusion of shareholders' subscription rights. This ensures that, in accordance with the statutory intention of section 186 (3) sentence 4 AktG, due consideration is given to the economic as well as voting right interests when the authorised capital is utilised subject to an exclusion of shareholders' subscription rights, while at the same time the Company retains scope to manoeuvre in the interests of all shareholders.

If any of the above-mentioned authorisations for excluding shareholders' subscription rights is utilised, the Management Board will provide a corresponding report in the next Annual General Meeting.

Munich, April 2008

Hypo Real Estate Holding AG
The Management Board

4. Report of the Management Board to the Annual General Meeting in accordance with section 71 (1) no. 8 sentence 5 in conjunction with section 186 (4) sentence 2 AktG concerning item 10 on the agenda

Comparable resolutions have also been adopted at the Annual General Meetings held in recent years. Compared with the previous resolutions, this year's authorisation takes greater account of the interests of shareholders in that the purchase price in public purchase offers also must not differ by more than 10 % from the corresponding Reference Price (in the past: 20 %), and any disposal involving an exclusion of shareholders' subscription rights is only permitted in the amount of up to 5 % of the share capital, and is not permitted in return for contributions in kind.

a) Authorisation to purchase treasury shares
The Company is to be authorised, in accordance with section 71 (1) no. 8 AktG, to acquire treasury shares up to an amount of 10 % of the Company's share capital for purposes other than securities trading via the stock exchange or via a public offer or via a public invitation to submit an offer. If the shares are acquired by way of a public offer or a public invitation to submit an offer, every shareholder retains the right to decide whether he wishes to offer shares to the Company, and if so, how many shares he wishes to offer. If too many shares are offered to the Company and consequently only partial acceptance remains possible, the Company is to be provided with the facility for giving preferential treatment to accepting low volume offers of up to 100 shares in order to avoid fractions and small residual holdings when the ratios are fixed, and thus to facilitate overall technical processing. Overall, the total holdings of treasury shares at the Company must not exceed 10 % of the share capital.

b) Authorisation for using treasury shares
By enabling the Company to resell its treasury shares these shares can be used for regenerating equity. The Company's treasury shares may initially be resold via the stock exchange or by means of a public offer. The principle of equal treatment pursuant to German stock corporation law is observed with either form of disposal.

A further authorisation is to be granted, however, to the Management Board for selling the shares acquired on the basis of this authorisation, with the approval of the Supervisory Board, in an amount of up to 5 % of the Company's share capital under exclusion of the shareholders' subscription rights.

Initially, this authorisation shall be applicable as long as the selling price for the shares is not subsequently lower than the stock market price of the shares at the time of the disposal, thus avoiding any dilution of the share price. When this au-

thorisation is utilised, the Management Board will, subject to the legal requirements, set the discount as low as possible in accordance with the market conditions prevailing at the time of the placing. The discount will probably be at most 3 %, but will in any case not exceed 5 %. This authorisation enables commercial volumes of shares to be offered to institutional investors, to attract new groups of investors and also to take advantage of favourable situations also in less receptive markets and thus, by fixing a price which is close to the market price, to achieve a price as high as possible and to ensure that the Company's own equity capital is strengthened to a maximum extent. The shareholders' subscription rights have to be excluded for this purpose. The authorisation also ensures that even if this authorisation is combined with any utilisation of the authorised capital in return for cash contributions and with any issuance of conversion and/or option rights or conversion obligations regarding shares which are granted against cash contributions in conjunction with bonds with conversion or option rights or conversion obligations (in accordance with section 186 (3) sentence 4 AktG in each case) not more than 10 % of the share capital will be sold or issued with such an exclusion of shareholders' subscription rights.

In addition, the Company shall also be able to use treasury shares to meet its obligations arising from option or conversion rights or conversion obligations from bonds or profit-participation rights of the Company itself or of any direct or indirect subsidiaries. This may be less expensive and therefore more advantageous for the Company than the use of conditional capital. It is also necessary for the shareholders' subscription rights to be excluded for this purpose.

With the approval of the Supervisory Board, treasury shares acquired by the Company can be cancelled without any additional resolution of the Annual General Meeting.

The proposed adoption of a resolution under item 10 on the agenda will enable the Company to adjust its capital to the Company's requirements and to respond in a flexible manner at short notice to business opportunities or obligations which may arise. The interests of the shareholders are safeguarded in each alternative described.

If one of the above-mentioned authorisations is utilised, the Management Board will provide a corresponding report in the next Annual General Meeting.

Munich, April 2008

Hypo Real Estate Holding AG
The Management Board

5. Report of the Management Board to the Annual General Meeting in accordance with section 221 (4) sentence 2 in conjunction with section 186 (4) sentence 2 AktG concerning items 11 and 12 on the agenda

In accordance with section 221 (4) AktG in conjunction with section 186 (4) sentence 2 AktG, the Management Board is submitting this written report with regard to the Authorisations I and II proposed under items 11 and 12 on the agenda with regard to the issuing of convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments also referred to jointly in the following as the "bonds"):

a) Introduction
Apart from different conversion and option prices, the contents of both proposed authorisations for issuing bonds together with the proposed creation of Conditional Capital I and Conditional Capital II are identical.

Two authorisations are proposed for the following reason (instead of only one authorisation):

There have recently been several first- and second-instance court decisions according to which (contrary to the previously normal practice) the definition of a minimum price is no longer to be sufficient for adopting a resolution concerning conditional capital for backing an authorisation for issuing convertible bonds (and similar instruments); instead, these decisions have specified that a specific conversion or option price or the basis of calculation must already be derived from the resolution of the Annual General Meeting. The Bundesgerichtshof (the Federal High Court) still has to definitively clarify the legal issues.

In this context, for considerations of legal prudence, the Management Board has decided to propose to the Annual General Meeting, under item 11 on the agenda, one authorisation ("Authorisation I") and corresponding conditional capital, and to propose, under item 12 on the agenda, a second authorisation ("Authorisation II") together with conditional capital, both of which take account of the new case law.

Because an excessively narrow definition of the conversion or option price would have a negative impact on the ability of the Management Board to place the financing instruments permitted under the authorisation on financing terms which are overall optimum for the Company, two different authorisations are being proposed to the Annual General Meeting.

As a result of this arrangement, the Management Board is able to use two different conversion or option prices for placing bonds with a conversion or option right and, depending on

whether the Management Board utilises Authorisation I or Authorisation II, can ensure that the conversion or option rights are served by the corresponding Conditional Capital I or II. Within the specified narrow limits, this flexibility enables the Management Board to take advantage of the best possible financing conditions for the benefit of the Company and the shareholders.

The two authorisations for issuing bonds and their corresponding resolutions for creating conditional capital are independent of each other, and are accordingly put to separate votes. However, the volume of both authorisations is limited in that, according to both authorisations jointly, bonds can only be issued with a total nominal amount of max. € 2,000,000,000.00.

b) Content of Authorisation I (item 11 on the agenda)
The proposed resolution envisages that the Management Board is to be authorised, with the approval of the Supervisory Board, to issue bearer or registered convertible bonds and/or bonds with warrants, profit-participation rights and/or profit-linked bonds (or combinations of these instruments) with a total nominal amount of up to € 2,000,000,000.00 with or without any definite maturity and on a subordinate or non-subordinate basis on one or more occasions until 27 May 2010, and to provide the holders of bonds conversion or option rights in relation to the bearer shares of the Company with a pro-rata interest in the share capital of up to € 60,000,000.00 in total, as further defined in the conversion or issue terms and conditions.

For bonds which confer a conversion or option right or which involve a conversion obligation, the authorisation specifies the precise principles for calculating the conversion or the option price. The relevant criterion in this respect is the market price of the Company's shares around the time of the placing of the bond. In the case of bonds which involve a conversion obligation, the market price applicable at the time of conversion may be used under the conditions described in further detail in the authorisation. If the economic value of the existing conversion rights or option rights is diluted during the life of a bond (e.g. as a result of a capital increase or the payout of cash or non-cash dividends) and if no subscription rights are provided in return as compensation (to the extent that this is possible), the conversion or option rights are adjusted to maintain value being recognised to the extent that the adjustment is not already the subject of a mandatory legal requirement (notwithstanding section 9 (1) AktG).

The shareholders are normally entitled to a subscription right in relation to the bonds. In order to facilitate overall processing, use is to be made of the possibility for issuing the bonds to a credit institution or a syndicate of credit institutions on condition that they offer the bonds to the shareholders for subscription in accordance with their subscription right (indirect subscription right in accordance with section 186 (5) AktG).

c) Reasons for Authorisation I and the possibilities of excluding shareholders' subscription rights

The creation of the authorisation described above for issuing bonds with the possibility of excluding shareholders' subscription rights is proposed to the Annual General Meeting for the following reasons:

- The bonds can be designed in such a way that the capital paid in for the issue meets the requirements of the Kreditwesengesetz (German Banking Act) for being classified as liable equity capital. This can for instance be achieved by issuing subordinate hybrid bonds to which conversion or option rights are attached and which are issued by a company in which the Company holds a direct or indirect participation.
- By issuing bonds as described above, it is possible to take advantage of attractive terms in order to raise capital which, depending on the terms of the issue, can be classified as equity or as an instrument which is similar to equity for regulatory purposes (capital adequacy) as well as for rating purposes and accounting purposes. The conversion and option premiums which are achieved and also the classification as equity benefit the Company's capital base and thus enable it to take advantage of attractive funding opportunities. The further possibilities of granting conversion and/or option rights, establishing conversion obligations or combining convertible bonds, bonds with warrants, profit-participation rights and/or profit-linked bonds extend the scope for designing these financing instruments.
- The issuing of bonds in the manner detailed above enables the Company not only to use the traditional opportunities of raising debt and equity but also to take advantage of attractive alternative financing arrangements on the capital market depending on the particular market situation.
- The authorisation also provides the Company with the flexibility necessary for placing the bonds itself or via its direct or indirect equity participations or other financing companies established for this purpose and also to issue a guarantee for the bonds.
- To the extent that bonds with a conversion right, conversion obligation or option rights are to be issued, the Management Board shall be authorised, with the approval of the Supervisory Board, to exclude the shareholders' subscription rights, pursuant to application of section 186 (3) sentence 4 AktG, if the issue of shares as a result of conversion or option rights or conversion obligations is limited to

up to 10% of the Company's share capital. Shares, bonds with a conversion right, conversion obligation or option rights as well as equivalent instruments which are issued or sold during the term of this authorisation with the exclusion of shareholders' subscription rights in direct or corresponding application of section 186 (3) sentence 4 AktG are offset in relation to this 10% limit. The purpose of this offsetting arrangement is to ensure that the issue of bonds cannot result in a situation in which the shareholders' subscription rights can be excluded for a total of more than 10% of the share capital by way of the simplified exclusion of subscription rights in direct or corresponding application of section 186 (3) sentence 4 AktG. The purpose of this restriction is to safeguard the interests of shareholders.

The exclusion of shareholders' subscription rights in corresponding application of section 186 (3) sentence 4 AktG requires that the issue price is not significantly lower than the theoretical value of the bond with a conversion or option right calculated in accordance with recognised actuarial methods. This takes account of the need to provide shareholders with protection against dilution of their shareholdings. As a consequence of setting the issue price of the bonds at a level which is not significantly lower than the theoretical value, the value of a subscription right would fall to virtually zero, which means that the shareholders would not suffer an economic disadvantage as a result of the exclusion of their subscription rights. Shareholders who wish to maintain their percentage interest in the Company's share capital can do so by way of purchasing additional shares via the market.

- To the extent that profit-participation rights or profit-linked bonds without a conversion right, option right or conversion obligation are to be issued, the Management Board is authorised, with the approval of the Supervisory Board, to exclude the shareholders' subscription rights entirely if these profit-participation rights or profit-linked bonds are designed as instruments which are similar to debentures, i.e. they do not confer any membership rights in the Company, they do not grant any participation in the liquidation proceeds of the Company or, if the extent of the coupon is not calculated on the basis of the net income, the cumulative profit or the dividend of the Company. It is also necessary for the coupon and the offering price of the profit-participation rights or profit-linked bonds to reflect market conditions prevailing at the time of the issue. In this way, the shareholders also do not suffer any disadvantage in the event of subscription rights for profit-participation rights or profit-linked bonds being excluded. In addition, as a result of the arm's length issue conditions, which are defined as a mandatory requirement for this possibility of subscription right exclusion, there is no significant subscription right value.

- As a result of the above possibilities of excluding subscription rights, the Company is given the flexibility of taking advantage of favourable capital market situations at short notice, and is enabled to take advantage of low interest rates or a favourable demand situation for an issue in a flexible manner and at short notice. This is because, compared with an issue of bonds with subscription rights, it is possible for the issue price to be fixed directly before the placing, thus avoiding an increased risk of price changes during the subscription period, and the issue proceeds can be maximised in the interest of all shareholders. Moreover, the fact that the lead time associated with a subscription right is not applicable results in further advantages both in terms of the costs of raising funds and also in view of the placing risk. With a placing for which subscription rights are excluded, the safety margin which would otherwise be necessary and also the placing risk can be reduced, and the costs of raising funds for the Company and thus indirectly for its shareholders can be reduced accordingly.
- The Management Board shall also be given the opportunity, with the approval of the Supervisory Board, to exclude shareholders' subscription rights in order to grant a subscription right to the holders of conversion and/or option rights or convertible bonds to which conversion obligations are attached to the extent to which they would be entitled after exercising the conversion or option rights or after fulfilling the conversion obligations. The option and conversion terms usually contain clauses which are designed to protect the holders of option or conversion rights against dilution of their holdings. In this way, it is possible for these financing instruments to be placed more easily on the market. A subscription right of holders of existing option or conversion rights provides the possibility of preventing a situation in which, if the authorisation is utilised, the option or conversion price for the holders of existing option or conversion rights has to be reduced.
- The authorisation of the Management Board, with the approval of the Supervisory Board, to exclude fractions from the subscription rights is reasonable because fractions might result from the amount of the particular issue volume and the need to define a practicable subscription ratio, and the exclusion of shareholders' subscription rights may thus facilitate the overall processing of the issue. The fractions which are excluded from the shareholders' subscription rights are utilised in an optimum manner for the Company either by being sold via the stock exchange or in any other way.

If one of the proposed authorisations is utilised, the Management Board will submit a corresponding report in the next Annual General Meeting. With regard to determining the terms and conditions of the issue, the Management Board will ensure that the interests of shareholders are properly safeguarded.

The Management Board will always comply with the specifications of the authorisation.

d) Content of Authorisation II (item 12 on the agenda)
The contents of the authorisation proposed under item 12 on the agenda, together with conditional capital, are virtually identical to the authorisation proposed under item 11 on the agenda together with conditional capital. As detailed above, differences relate only to the principles for defining the conversion and the option price.

In view of the fact that the contents are (almost completely) identical with the authorisation proposed under item 11 on the agenda together with conditional capital, and also to avoid repetitions, please refer to the comments in this report on item 11 on the agenda. These are also accordingly applicable as justification for the fact that the possibilities for excluding subscription rights in relation to the issuing of the bonds under item 12 on the agenda is just as justified as under item 11 on the agenda.

Munich, April 2008

Hypo Real Estate Holding AG
The Management Board

6. Joint report of the Management Board of Hypo Real Estate Holding AG and the Management Board of DEPFA Deutsche Pfandbriefbank AG in accordance with section 293a AktG regarding the draft of the profit transfer agreement under item 13 on the agenda

a) Preliminary comment
The Management Board of Hypo Real Estate Holding AG (referred to in the following as "HRE") and the Management Board of DEPFA Deutsche Pfandbriefbank AG (referred to in the following as "DEPFA Pfandbriefbank") intend to sign the profit transfer agreement which has been submitted in draft form. In order to become effective, the agreement has to be approved by the Annual General Meeting of HRE and the Annual General Meeting of DEPFA Pfandbriefbank.

In order to notify the shareholders and to allow preparation for the resolution, the Management Board of HRE and the Management Board of DEPFA Pfandbriefbank are jointly submitting this report on the profit transfer agreement in accordance with section 293 a AktG.

b) DEPFA Deutsche Pfandbriefbank AG
DEPFA Pfandbriefbank is a wholly-owned subsidiary of HRE. It emerged from the conversion of Deutsche Pfandbriefanstalt (formerly Preußische Landespfandbriefanstalt, originally established in 1922) into a joint stock company (Aktiengesellschaft), and was recently, until the end of 2007, a wholly-owned subsidiary of DEPFA BANK plc in Dublin. After the acquisition of the DEPFA Group, HRE acquired all shares in DEPFA Pfandbriefbank from DEPFA BANK plc. The business purpose of DEPFA Pfandbriefbank is the operation of a Pfandbriefbank in accordance with the terms of the Pfandbrief Act, whereby Pfandbrief business is restricted to the issuing of public Pfandbriefe. The bank is authorised to conduct all banking business with the exception of investment business and credit card business.

c) Main content of the profit transfer agreement
As a result of the agreement, DEPFA Pfandbriefbank undertakes to transfer its entire profit for each year to HRE. In return, HRE is obliged to absorb any net losses of DEPFA Pfandbriefbank in accordance with section 302 AktG if such losses are not absorbed by withdrawing amounts from other retained earnings which were paid into retained earnings during the term of the agreement. It is not permitted to transfer income out of the release of reserves of DEPFA Pfandbriefbank which were created before the agreement came into existence. The creation of other new retained earnings is permitted if there are sound reasons for this in the opinion of a prudent businessman. Any reserves created during the term of the agreement have to be released at the request of HRE. The agreement is applicable retrospectively from 1 January of the calendar year

in which it becomes effective (probably 1 January 2008). It is initially valid for a period of five years after 1 January of the calendar year in which it becomes effective (i.e. probably until 31 December 2012) and, from that time onwards, is extended for further periods of one year if notice of three months is not submitted to terminate the agreement.

d) Explanations/effects

The profit transfer agreement signed by HRE and DEPFA Pfandbriefbank presents a sensible and standard procedure to achieve an optimal tax integration within the Group. The conclusion of the profit transfer agreement results in creating a tax unity for income tax purposes between the parties to the agreement (corporation tax and trade tax) in accordance with sections 14, 17 KStG, section 2 (2) GewStG. This tax unity ensures that the tax burden of DEPFA Pfandbriefbank (the controlled company) and HRE (the controlling company) is pooled in such a way that the income of the controlled company is attributed to the controlling company for the purposes of corporation tax and trade tax. The purpose of this single entity for tax purposes is to optimise the Group's tax situation, and thus has a positive impact on the Company's result. DEPFA Pfandbriefbank's integration into the reporting and control system of the HRE Group mitigates any potential liability risks.

In order to achieve a tax unity with DEPFA Pfandbriefbank already for the whole financial year 2008, it is necessary for the agreement to become effective no later than on 31 December 2008. A further requirement, in addition to the approval of the Annual General Meeting of HRE and the approval of the Annual General Meeting of DEPFA Pfandbriefbank, is that the agreement must have been registered with the commercial register at the registered offices of DEPFA Pfandbriefbank by that time.

Because DEPFA Pfandbriefbank does not have any external shareholders, HRE is not obliged to pay any compensation in accordance with section 304 AktG and is also not obliged to pay any settlement payments in accordance with section 305 AktG. This was also the reason why it was not necessary to carry out an appraisal of DEPFA Pfandbriefbank and an audit of the profit transfer agreement in accordance with section 293 b AktG.

Munich, April 2008

Hypo Real Estate Holding AG
The Management Board

Eschborn, April 2008

DEPFA Deutsche Pfandbriefbank AG
The Management Board

7. Report of the Management Board on the utilisation of the authorised capital and the issuing of mandatory convertible bonds with the exclusion of shareholders' subscription rights in the financial year 2007

a) The basis of the authorisation
The first Annual General Meeting of Hypo Real Estate Holding AG ("HRE") on 4 June 2004 authorised the Management Board to increase the share capital of the Company, with the approval of the Supervisory Board, by a total of up to € 201,108,261.00 (i. e. up to 50 % of the share capital) on one or more occasions until 3 June 2009 by way of issuing up to 67,036,087 new shares and to exclude the shareholders' subscription rights in the event of shares being issued in return for contributions in kind. The Annual General Meeting also authorised the Management Board to issue bonds with conversion or option rights or conversion obligations in a total nominal amount of up to € 450 million with the exclusion of shareholders' subscription rights, and for this purpose adopted a corresponding conditional capital of up to 10 % of the share capital.

In connection with the acquisition of DEPFA BANK plc ("DEPFA") the Management Board of HRE exercised both authorisations in 2007.

b) The transaction
The acquisition of DEPFA was carried out under Irish law on the basis of a merger agreement with DEPFA and of a so-called scheme of arrangement ("scheme") which after the approval of a court-convened general meeting of DEPFA and a subsequent extraordinary general meeting of DEPFA was approved by the High Court of Ireland. As a result of this scheme, all outstanding shares in DEPFA were cancelled and the DEPFA shareholders in return received the consideration defined in the scheme. At the same time, new DEPFA shares were issued to HRE. DEPFA accordingly became a wholly-owned subsidiary of HRE. The holding structure of the HRE Group remained unchanged.

The Management Board of HRE valued DEPFA at € 5.696 billion within the framework of this transaction. The price paid to the DEPFA shareholders under the scheme was provided by rendering 67,036,087 new shares from the authorised capital and also by paying approx. € 2.4 billion in cash. The new HRE shares were therefore assigned a value of € 49.17 per share. This corresponded to the closing price of HRE shares on the final trading day before the announcement of the transaction on 20 July 2007. The valuation of DEPFA thus included a premium of approx. 17 % in relation to the closing price of DEPFA shares before the announcement of the transaction, and resulted in a value of € 16.14 per DEPFA share. The DEPFA shareholders thus received around 0.189 new HRE shares and around € 6.80 in cash for each DEPFA share.

In order to finance part of the cash component, HRE on 23 July 2007 issued a bond for € 450 million due on 20 August 2008 providing for mandatory conversion into HRE shares via its subsidiary Hypo Real Estate Finance B.V., and placed this bond with institutional investors. The bond is of a subordinate nature and is also backed with a subordinate guarantee of HRE. Upon maturity, there will be mandatory conversion of the bond into new shares to be issued out of the existing conditional capital of HRE. The mandatory convertible bond was issued with the exclusion of shareholders' subscription rights. Some of the main terms and conditions of the bond are as follows: An interest coupon of 5.500%, a lower conversion price of € 46.1900, and a conversion premium of 6%, which results in the upper conversion price of € 48.9614 per share. The lower conversion price of € 46.1900 corresponds to the share price at the time at which the price was fixed.

The remaining amount of cash payable to the DEPFA shareholders (€ 1.95 billion) was taken from the existing liquidity of the HRE Group.

The agreement of a partial "stock-for-stock" payment for DEPFA shareholders meant that the DEPFA shareholders bore the risks and rewards of any change in the price of HRE shares until the transaction was completed. The price of HRE shares indeed fell and amounted to € 42.10 per share when the scheme became effective and the capital increase was carried out on 2 October 2007 (closing price of HRE shares on 1 October 2007). This meant that the purchase price for DEPFA declined to around € 5.222 billion.

The size of the transaction required complete utilisation of the authorised capital and the issuing of the mandatory convertible bond in order to ensure adequate capital backing for the HRE Group. Without these measures, it would not have been possible for the acquisition of DEPFA to be carried out in a reasonable manner. Because of the tight timescale involved, it was not possible to carry out an ordinary cash capital increase with subscription rights; this would also have meant that HRE or its shareholders would have borne the economic risk of any decline in the share price.

c) The reasons for the acquisition of DEPFA

As a result of the acquisition of the DEPFA Group, the extended HRE Group became an internationally leading provider of large-volume financing solutions for commercial real estate, the public sector and infrastructure projects. Whereas HRE is one of the leading international worldwide providers of large-volume commercial real estate financing and has previously not played a leading role in public finance, DEPFA is a worldwide leader in the field of public finance, covering the full range of banking products demanded by the public sector, and offering a corresponding expertise respected in the market.

The main reasons for the Management Board of HRE to acquire DEPFA can be summarised as follows:

- The extended HRE Group is a strong global provider of finance with a meaningful strategic structure in the segments of commercial real estate, public sector and infrastructure projects.
- With regard to market access, capital strength and range of products, the extended HRE Group is able to offer larger and more complex financing solutions than would be possible if HRE were to act on a stand-alone basis. It will be possible for the Company to take advantage of growth opportunities with attractive margins which previously have not been available to HRE.
- The extended HRE Group has greater significance as a powerful financing partner on the international capital markets, and can offer a broader range of financial products. The combined group also enjoys better refinancing opportunities.
- The risk concentration of HRE and DEPFA declines as a result of the increased financing portfolio. Because there is also low correlation between the risk profiles of the core businesses of both groups, there is "natural" risk cover in the new entity as a result of different cycles and factors.

d) Adequacy of the valuation of DEPFA and HRE

The Management Board of HRE considered the valuation of € 5.696 billion for DEPFA as adequate and fair. From the discussions with the members of the Board of Directors of DEPFA it also became clear that a lower purchase offer would not have been supported.

Since at the time when the transaction agreement was completed it was not possible to carry out a valuation of DEPFA in accordance with the applicable standard of the Institut der Wirtschaftsprüfer: "Grundsätze zur Durchführung von Unternehmensbewertungen ("IDW S 1-Bewertung")" (principles for carrying out corporate valuations) or in accordance with similar principles, the Management Board had to derive the value of DEPFA by other means. For this purpose, HRE carried out due diligence at DEPFA with its own employees and external advisors during a period of approximately one month before the announcement of the transaction on 20 July 2007. This due diligence comprised not only an inspection of the main business documents of the DEPFA Group but also intensive discussions with employees at the uppermost and middle management levels. On the basis of valuations based on the lower expectations of DEPFA medium-term planning and multiple-based valuations, this due diligence confirmed that the market price was an adequate factor for measuring the value of DEPFA and also justified an additional premium. Without a premium on the market price, the transaction would not have been possible because the Board of Directors of DEPFA would not have submitted the transaction to DEPFA shareholders at

all. In addition, the performance of the scheme required approval at the court-convened general meeting and the subsequent extraordinary general meeting of DEPFA with a majority of at least 75 % of the represented share capital or cast votes.

The Management Board also took into consideration that, when it utilised the authorised capital in return for a contribution in kind which was subject to an exclusion of shareholders' subscription rights, a reasonable valuation of DEPFA as such was not the only factor. They also considered an adequate value relation to the newly issued HRE shares and the cash payment because under section 255 (2) AktG the offering prices of the new shares or, in the event of a capital increase in return for contributions in kind, the value of the contribution in kind (the DEPFA shares were cancelled as part of the scheme and issued to HRE) must not be unreasonably low when compared with the new shares to be issued (the HRE shares issued as a consideration to the former DEPFA shareholders plus the cash component). The Management Board did not have any findings that the value of HRE was not reasonably reflected in the market price of € 46.00 per share at that time. On the contrary, as a result of the market boom in the period before 20 July 2007, HRE shares were trading at an all-time high, thus also justifying a premium in relation to the market price of DEPFA shares because the market value of DEPFA had been stagnating for quite some time despite increases in net income.

In addition, in a so-called "fairness opinion" of 20 July 2007, the investment bank Morgan Stanley engaged by the Management Board and Supervisory Board confirmed that the acquisition of DEPFA was fair for HRE from a financial point of view. Morgan Stanley had previously also carried out limited due diligence at DEPFA and HRE.

The Management Board of HRE also believes that it is justified by the value confirmation of 24 September 2007 prepared by the auditors Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft ("Ernst & Young").

In accordance with the terms of German stock corporation law, the performance of a capital increase in return for a contribution in kind requires an assessment to determine whether the value of the contribution in kind is equivalent to the minimum issue amount in accordance with section 9 AktG of the shares to be granted for the contribution in kind or the value of the benefits to be granted. At the request of HRE, the local court (Amtsgericht) Munich appointed Ernst & Young for to assess the value of the contribution in kind, in other words the value of the DEPFA shares to be acquired, with the resolution of 3 August 2007.

Because this transaction was a so-called mixed cash and contribution in kind, the capital contribution had to be subjected in its entirety as a uniform legal transaction to the regulations governing contributions in kind. The review of the mixed contribution in kind thus had to consider whether the value of the contribution in kind reached the minimum issue amount (section 9 AktG) of the shares to be granted including the cash payment which was made.

As part of its statutory audit engagement Ernst & Young has assessed the value of DEPFA as a whole. This valuation was based on the "Principles for carrying out company valuations" in accordance with the standard IDW S 1 in the version of 18 October 2005 of the Institut der Wirtschaftsprüfer in Deutschland e.V., as well as in accordance with the draft of the new version of this IDW S 1 standard of 5 September 2007. The valuation was carried out using the earning capacity value (Ertragswert) method which is normal in Germany. The earning capacity value (Ertragswert) is defined as the present value of the net inflows to the owners of the Company associated with ownership in the Company. The forecast of the future income and profit surpluses is a key element of the Company valuation process – risks and opportunities have to be equally recognised. An analysis of actually achieved results in the past served as a guideline in this respect. Ernst & Young determined the earning capacity value (Ertragswert) of DEPFA on the basis of the forecasts of DEPFA using the phase method. The first phase comprised a period of three years (2007–2009). For this initial phase, it was possible to establish the plausibility of the forecast financial surpluses with sufficient certainty on the basis of the results achieved in previous periods. A result which is considered to be sustainable has been used for the second phase (2010–2011). The expansion strategy of DEPFA in conjunction with the planning of new segments and products has been taken into consideration for both phases. The plausibility of the forecasts has been critically assessed by Ernst & Young, and the forecasts have been discussed with management and employees of DEPFA. As is normal practice, surpluses arising from genuine synergies resulting from the merger have not been taken into consideration for determining the enterprise value. A risk-adjusted capitalisation rate was then used as the basis for calculating the earning capacity value (Ertragswert) of DEPFA. No exceptional factors were identified, and the enterprise value of DEPFA was accordingly equivalent to the earning capacity value (Ertragswert). The earning capacity value (Ertragswert) of DEPFA was calculated as the sum of the present values of the results to be capitalised which were calculated in relation to the technical valuation date 31 December 2006 and which were subsequently compounded to the valuation date.

On the basis of this valuation, Ernst & Young concluded that the value of DEPFA as of 24 September 2007 is not lower than the value of € 5,696 billion established by the Management Board. As part of the value confirmation, Ernst & Young has accordingly certified that the value of the contributed DEPFA shares was at least equivalent to the lowest issue amount (section 9 AktG) of the new HRE shares to be granted including the cash payment which was granted.

e) Pricing of the convertible bond
On the basis of the authorisation of the Annual General Meeting of 4 June 2004, the Management Board was authorised, with the approval of the Supervisory Board, to exclude the shareholders' subscription rights for bonds if the offering price was not significantly lower than the theoretical value of the bonds with conversion or option rights determined in accordance with recognised actuarial methods.

This requirement was observed in the placement of the mandatory convertible bond in July 2007 with the terms and conditions detailed above. The Management Board requested an assessment of Morgan Stanley for this purpose. Morgan Stanley confirmed on 20 July 2007 that the issue price of the bond is not significantly lower than the theoretical value.

f) Decision of the Management Board and Supervisory Board
On the basis of all aspects, and in particular in view of the adequacy of the valuation of the DEPFA Group and the adequate value of the issued new HRE shares and the cash payment, the Management Board and Supervisory Board concluded that the acquisition of DEPFA subject to the agreed terms and conditions was in the interests of HRE and its shareholders.

Munich, April 2008

Hypo Real Estate Holding AG
The Management Board

III. Further information concerning the Annual General Meeting

1. Total number of shares and voting rights

The share capital of the Company of € 603,324,786.00 consists of 201,108,262 no-par value bearer shares at the time when this Annual General Meeting is convened. The total number of voting rights is also 201,108,262.

2. Entitlement to attend the Annual General Meeting and exercising of voting rights

Only those shareholders who register by the end of 20 May 2008 by submitting evidence of their shareholdings and who thus request an entrance ticket are entitled to take part in the Annual General Meeting and exercise their voting rights. Such application must be submitted in text form, in German or English, to

Hypo Real Estate Holding AG
c/o Bayerische Hypo- und Vereinsbank AG
CBD5HV
80311 Munich, Germany
Fax +49(0)89 54002519
E-Mail hauptversammlungen@hvb.de

erfolgen.

The evidence of shareholdings required for the above application has to be provided in text form in English or German by way of confirmation of the custodian bank, and the confirmation must relate to the beginning of the 21st day before the Annual General Meeting, in other words 6 May 2008.

In order to ensure that the entrance tickets are received on time, we request that shareholders ensure that their application and supporting evidence of their shareholdings are submitted in good time.

3. Voting right proxies

Shareholders who are not able to attend the Annual General Meeting in person can have their voting rights exercised by proxies, e.g. a credit institution, a shareholders' association, voting right proxies of Hypo Real Estate Holding AG who are required to follow specific instructions or any other third party. A form for issuing a proxy will be sent to the shareholders together with the entrance ticket upon request.

The shareholders can also issue proxies and instructions via the Internet to the proxies of Hypo Real Estate Holding AG using the procedure defined by Hypo Real Estate Holding AG. The entrance ticket is also required for this purpose. In the absence of explicit instructions, the proxies of Hypo Real Estate Holding AG will not exercise the voting right.

Details for issuing proxies and instructions are described in an information sheet sent to the shareholders together with the entrance ticket and the proxy form. This information is also available to shareholders at the web site
www.hyporealestate.com/eng/agm.php.

4. Internet streaming

Shareholders of Hypo Real Estate Holding AG can also follow the entire Annual General Meeting live in the Internet on 27 May 2008, starting at 10.00 a.m. The entrance ticket is again required for this purpose.

Details regarding the transmission of the Annual General Meeting will be sent to the shareholders together with the entrance ticket. This information can also be viewed in the Internet at www.hyporealestate.com/eng/agm.php.

The speeches of the chairman of the meeting and the chairman of the Management Board can be followed by any interested party in the Internet at
www.hyporealestate.com/hauptversammlung.php;
a special access code is not required for this purpose.

5. Counter-proposals and nominations for elections by shareholders

Proposals to counter a proposal of the Supervisory Board and the Management Board concerning a specific item on the agenda and any nominations for elections (sections 126, 127 AktG) must be sent exclusively to:

Hypo Real Estate Holding AG
Group Corporate Office
Unsöldstraße 2
80538 Munich, Germany
Fax +49(0)89 203007-772
E-Mail hv2008@hyporealestate.com

The counter-proposals and nominations properly received at the above address by 9 May 2008, 24.00 hours, will be made available to shareholders in the Internet at
www.hyporealestate.com/eng/agm.php
without undue delay. Any comments by the management will also be published on the above web site.

Munich, April 2008

Hypo Real Estate Holding AG
The Management Board

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

END